UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALPINE SUMMIT ENERGY
PARTNERS, INC.
(Name of Issuer)

Subordinate Voting Shares, no par value
(Title of Class of Securities)

0210009105
(CUSIP Number)

Craig Perry
Alpine Summit Energy
Partners, Inc.
3322 West End Avenue, Suite 450
Nashville, TN 37203
(615) 488-0087

Copy to:
James Guttman
Dorsey & Whitney LLP
161 Bay Street, Suite 4310
Toronto, Ontario M5J 2S1
(416) 367-7370
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0210009105

1	NAMES OF REPORTING PERSONS
Craig Perry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF AND OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,690,592(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,690,592(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,690,592(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.86%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of 89,013 subordinate voting shares of the Issuer, options exercisable to acquire 1,621,223 subordinate voting shares of the Issuer within 60 days of July 9, 2022, units of HB2 Origination, LLC exercisable to acquire 15,964,409 subordinate voting shares of the Issuer within 60 days of July 9, 2022, and proportionate voting shares of the Issuer convertible into 15,947.29 subordinate voting shares of the Issuer (each with 1,000 voting rights).

(2)
The percentages used herein are calculated based upon 33,767,947 outstanding subordinate voting shares, 8,748.47 outstanding multiple voting shares, each convertible into 100 subordinate voting shares of the Issuer, and 15,947.29 outstanding proportionate voting shares, each convertible into one subordinate voting share of the Issuer, as of June 30, 2022, plus 17,585,632 subordinate voting shares in aggregate underlying convertible securities which are beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

CUSIP No. 0210009105

Item 1.	Security and Issuer

(a)	Title of Class of Securities:

Subordinate Voting Shares, no par value per share (the “Shares”)

(b)	Name of Issuer:

Alpine Summit Energy Partners, Inc. (the “Issuer”)

(c)	Address of Issuer’s Principal Executive Offices:

3322 West End Ave., Suite 450
Nashville, TN 37203

Item 2.	Identity and Background

(a)	Name of Reporting Person:

Craig Perry  (“Reporting Person”)

(b)	Principal Business Address:

The principal business address of the Reporting Person is:

3322 West End Ave., Suite 450, Nashville, TN 37203

(c)	Occupation, Employment and Other Information:

The reporting person is the Chief Executive Officer and a director of the Issuer.

(d)	Criminal convictions:

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil proceedings:

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration:

The Reporting Person acquired the Shares using personal funds or as a result of grants by the Issuer.

Item 4.	Purpose of Transaction

On September 7, 2021, the Issuer participated in a reverse takeover (“RTO”) of Red Pine Petroleum Ltd. by HB2 Origination, LLC.  As a result of the RTO, the Reporting Person, through HB2 Energy Inc., a Tennessee corporation wholly-owned by HB2 Inc., a Tennessee corporation wholly-owned by the Reporting Person, acquired units of HB2 Origination, LLC, convertible into 15,447,291 subordinate voting shares of the Issuer, at the discretion of the Issuer’s board of directors, one year following the RTO.  The Reporting Person also individually acquired units of HB2 Origination, LLC as a result of the RTO, convertible into 517,118 subordinate voting shares of the Issuer, at the discretion of the Issuer’s board of directors, one year following the RTO.  On October 12, 2021, the Issuer filed a Section 12 registration statement (“Registration Statement”) with the Securities and Exchange Commission.  Prior to the filing of the Registration Statement, the Reporting Person held 15,947.292 proportionate voting shares, each representing 1,000 voting Shares, and convertible into one subordinate voting share of the Issuer.  The Reporting Person acquired 89,013 Shares between November 26, 2021, and June 30, 2022.  On December 14, 2021, the Reporting Person was granted options exercisable for an additional 1,621,223 Shares, having an exercise price of C$3.56 per share.

Item 5.	Interest in Securities of the Issuer:

(a)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 17,690,592

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 17,690,592

(iv)	Shared power to dispose or direct the disposition: 0

(v)	Aggregate amount of shares beneficially owned: 17,690,592

(vi)	Percent of class represented in Item (v) above: 33.86%

(b)	See Item 5.

(c)	Not applicable.

(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

None

Item 7.	Material to Be Filed as Exhibits:

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 8, 2022

/s/ Craig Perry
Craig Perry